02032921

EXECUTION COPY

P.E.
6-3-02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June 2002

ALUMINUM CORPORATION OF CHINA LIMITED
(Translation of Registrant's Name Into English)

No.12B Fuxing Road, Haidian District, Beijing, People's Republic of China 100814
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

ALUMINUM CORPORATION OF CHINA LIMITED (the "Registrant") is furnishing under cover of this Form 6-K in English the following documents: a copy of an announcement of the resignation and nomination of director of Aluminum Corporation of China Limited, as appeared in Hong Kong newspaper South China Morning Post on June 5, 2002.

CHALCO

中國鋁業股份有限公司

Aluminum Corporation of China Limited

(the "Company")

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

RESIGNATION AND NOMINATION OF DIRECTOR

Resignation of Director

The Directors announce that Mr. Ding Haiyan resigned as an executive Director of the Company with effect from 31st May 2002 but remains as Company Secretary of the Company.

The Directors would like to take this opportunity to express their thanks to Mr. Ding Haiyan for his valuable contribution during his tenure of service in the board of Directors of the Company.

Nomination of Director

The Directors further announce that Aluminum Corporation of China has nominated Mr. Yin Yufu for appointment as an executive Director of the Company in the place of Mr. Ding Haiyan.

The official appointment of Mr. Yin Yufu to the board of Directors of the Company is subject to approval by shareholders at the annual general shareholders' meeting to be held on 12th June, 2002.

By Order of the Board
Guo Shengkun
Chairman

Hong Kong, 4th June, 2002

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALUMINUM CORPORATION OF CHINA LIMITED

By: ______________________________
Name: Ding Haiyan
Title: Secretary to the Board of Directors

Dated: June 5, 2002